                          UNITED STATES SECURITIES
                           AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                  FORM 11-K

(Mark One)

[X]   Annual Report Pursuant to Section 15(d) of the Securities Exchange
                    Act of 1934 [Fee Required]

           For the fiscal year ended December 31, 1994

[ ]   Transition Report Pursuant to Section 15(d) of the Securities Exchange
                    Act of 1934 [No Fee Required]


For the transition period from                    Commission File Number
              to                                          1-10853


A.  SAVINGS AND THRIFT PLAN FOR THE EMPLOYEES OF
    BRANCH BANKING AND TRUST COMPANY


B.  Southern National Corporation
    200 West Second Street
    Winston-Salem, North Carolina 27101


REQUIRED INFORMATION

1. Audited financial statements of the plan as of December 31, 1994 and 1993 and each of the years in the three-year period ended December 31, 1994, prepared in accordance with the requirements of ERISA.

                                 SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                     Savings and Thrift Plan for the Employees
                                      of Branch Banking and Trust Company
                                      ------------------------------------
                                               (Name of Plan)


                                     Branch Banking and Trust Company, Trustee
                                      by Lottie Kay, Senior Vice President
                                      ------------------------------------
                                                   (Signature)



Date  June 30, 1995
     ---------------------------

[LOGO OF KPMG APPEARS HERE]



                      SAVINGS AND THRIFT PLAN FOR THE
                      EMPLOYEES OF BRANCH BANKING AND
                      TRUST COMPANY

                      Financial statements and Schedules
                      December 31, 1994 and 1993
                      (with Independent Auditors' Report Thereon)

[LETTERHEAD OF KPMG PEAT MARWICK LLP APPEARS HERE]



                         INDEPENDENT AUDITORS' REPORT

The Savings and Thrift Plan Committee
Branch Banking and Trust Company:

We have audited the accompanying statements of net assets available for plan benefits of the Savings and Thrift Plan for the Employees of Branch Banking and Trust Company (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993 and changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                           KPMG Peat Marwick LLP

May 2, 1995

                   SAVINGS AND THRIFT PLAN FOR THE EMPLOYEES
                      OF BRANCH BANKING AND TRUST COMPANY


  Statements of Net Assets Available for Plan Benefits, with Fund Information


                          December 31, 1994 and 1993

                                                                                               1994
                                             ---------------------------------------------------------------------------------------
                                                                                                BB&T
                                                                                              Financial
                                                  Money         Fixed                        Corporation               Bank
                                                  market        income       Equity          common stock            investment
                                                  fund          fund         fund                 fund               contracts
                                                  ----          ----         ----                 ----               --------
Assets:
 Investments at fair value (note 8):
   Common stock (notes 10 and 11)             $     -            -              -              58,888,284               -
   Mutual funds                                     -        4,042,294      6,307,322              -                    -
   5-year bank investment contracts                 -            -              -                  -                3,813,747
   BB&T U.S. Treasury Money
     Market Fund                                12,203,492      48,207        310,974             140,800               -
                                              ------------   ---------      ---------          ----------           ---------
                                                12,203,492   4,090,501      6,618,296          59,029,084           3,813,747

Investments at cost:
  Participant loans (note 5)                     1,094,600     221,378        132,111           1,092,546             131,590
                                              ------------   ---------      ---------          ----------           ---------
          Total investments                     13,298,092   4,311,879      6,750,407          60,121,630           3,945,337
                                              ------------   ---------      ---------          ----------           ---------
Cash on deposit at Branch
 Banking and Trust Company                          -            -              -                  -                    -
Accrued interest receivable                         42,176      22,174        169,722                 195              18,571
Due from (to) other funds                         (283,454)     43,375         75,573             164,506               -
                                               -----------   ---------      ---------          ----------           ---------
          Total assets                          13,056,814   4,377,428      6,995,702          60,286,331           3,963,908
                                               -----------   ---------      ---------          ----------           ---------

Notes payable (note 10)                             -            -              -                  -                    -
Due to plan sponsor                                  4,853       1,700          2,805              21,216               1,507
                                               -----------   ---------      ---------          ----------           ---------
          Total liabilities                          4,853       1,700          2,805              21,216               1,507
                                               -----------   ---------      ---------          ----------           ---------

Net assets available for plan benefits        $ 13,051,961   4,375,728      6,992,897          60,265,115           3,962,401
                                                ==========   =========      =========          ==========           =========

                                                          ESOP
                                              ----------------------------
                                              Allocated        Unallocated            Total
                                              ---------        -----------            -----
Assets:
 Investments at fair value (note 8):
   Common stock (notes 10 and 11)               2,112,540      4,791,672           65,792,496
   Mutual funds                                     -              -               10,349,616
   5-year bank investment contracts                 -              -                3,813,747
   BB&T U.S. Treasury Money
     Market Fund                                    -              -               12,703,473
                                                ---------     ----------          -----------
                                                2,112,540      4,791,672           92,659,332

Investments at cost:
  Participant loans (note 5)                        -              -                2,672,225
                                                ---------      ---------           ----------
          Total investments                     2,112,540      4,791,672           95,331,557
                                                ---------      ---------           ----------

Cash on deposit at Branch
 Banking and Trust Company                          3,164             22                3,186
Accrued interest receivable                         -              -                  252,838
Due from (to) other funds                           -              -                    -
                                                ---------      ---------           ----------
          Total assets                          2,115,704      4,791,694           95,587,581
                                                ---------      ---------           ----------

Notes payable (note 10)                             -          3,264,551            3,264,551
Due to plan sponsor                                 -              -                   32,081
                                                ---------      ---------           ----------
          Total liabilities                         -          3,264,551            3,296,632
                                                ---------      ---------           ----------

Net assets available for plan benefits          2,115,704      1,527,143           92,290,949
                                                =========      =========           ==========


See accompanying notes to financial statements.

                   SAVINGS AND THRIFT PLAN FOR THE EMPLOYEES
                      OF BRANCH BANKING AND TRUST COMPANY


             Statements of Net Assets Available for Plan Benefits,
                       with Fund Information, Continued

                          December 31, 1994 and 1993

                                                                                               1993
                                             ---------------------------------------------------------------------------------------
                                                                                                BB&T
                                                                                              Financial
                                                  Money         Fixed                        Corporation               Bank
                                                  market        income       Equity          common stock            investment
                                                  fund          fund         fund                 fund               contracts
                                                  ----          ----         ----                 ----               --------
Assets:
 Investments at fair value (note 8):
   Common stock (notes 10 and 11)             $     -            -              -              58,939,216               -
   Mutual funds                                     -        4,112,114      4,957,622              -                    -
   5-year bank investment contracts                 -            -              -                  -                3,512,683
   BB&T U.S. Treasury Money
     Market Fund                                11,847,960      50,162        131,798              71,526               -
                                              ------------   ---------      ---------          ----------           ---------
                                                11,847,960   4,162,276      5,089,420          59,010,742           3,512,683

Investments at cost:
  Participant loans (note 5)                       805,663     109,051         84,958             682,212              75,189
                                              ------------   ---------      ---------          ----------           ---------
          Total investments                     12,653,623   4,271,327      5,174,378          59,692,954           3,587,872
                                              ------------   ---------      ---------          ----------           ---------

Cash on deposit at Branch
 Banking and Trust Company                          -               20             96                  95                 188
Accrued interest receivable                         25,274      21,174         55,085                  85              22,152
Due from (to) other funds                          (69,003)     23,017         23,017              22,969               -
                                               -----------   ---------      ---------          ----------           ---------
          Total assets                          12,609,894   4,315,538      5,252,576          59,716,103           3,610,212
                                               -----------   ---------      ---------          ----------           ---------

Notes payable (note 10)                             -            -              -                  -                    -
Due to plan sponsor                                    872         306            374              21,721               1,294
Other liabilities                                   -            -              -                  -                    -
                                               -----------   ---------      ---------          ----------           ---------
          Total liabilities                            872         306            374              21,721               1,294
                                               -----------   ---------      ---------          ----------           ---------

Net assets available for plan benefits        $ 12,609,022   4,315,232      5,252,202          59,694,382           3,608,918
                                                ==========   =========      =========          ==========           =========

                                                          ESOP
                                              ----------------------------
                                              Allocated        Unallocated            Total
                                              ---------        -----------            -----
Assets:
 Investments at fair value (note 8):
   Common stock (notes 10 and 11)               1,387,631      6,895,600           67,222,447
   Mutual funds                                     -              -                9,069,736
   5-year bank investment contracts                 -              -                3,512,683
   BB&T U.S. Treasury Money
     Market Fund                                    -              -               12,101,446
                                                ---------     ----------          -----------
                                                1,387,631      6,895,600           91,906,312

Investments at cost:
  Participant loans (note 5)                        -              -                1,757,073
                                                ---------      ---------           ----------
          Total investments                     1,387,631      6,895,600           93,663,385
                                                ---------      ---------           ----------

Cash on deposit at Branch
 Banking and Trust Company                             53              4                  456
Accrued interest receivable                         -              -                  123,770
Due from (to) other funds                           -              -                    -
                                                ---------      ---------           ----------
          Total assets                          1,387,684      6,895,604           93,787,611
                                                ---------      ---------           ----------

Notes payable (note 10)                             -          4,419,219            4,419,219
Due to plan sponsor                                 -              -                   24,567
Other liabilities                                   -              -                    -
                                                ---------      ---------           ----------
          Total liabilities                         -          4,419,219            4,443,786
                                                ---------      ---------           ----------

Net assets available for plan benefits          1,387,684      2,476,385           89,343,825
                                                =========      =========           ==========


See accompanying notes to financial statements.

                   SAVINGS AND THRIFT PLAN FOR THE EMPLOYEES
                      OF BRANCH BANKING AND TRUST COMPANY

  Statements of Changes in Net Assets Available for Plan Benefits, with Fund Information

             For the years ended December 31, 1994, 1993 and 1992

                                                                             1994
                                              -------------------------------------------------------------------
                                                                                           BB&T
                                                                                         Financial
                                                   Money        Fixed                   Corporation       Bank
                                                   market       income       Equity     common stock   investment
                                                    fund         fund         fund         fund         contracts
                                                    ----         ----         ----         ----         --------
Additions to net assets attributed to:
 Investment income (loss):
   Dividends (note 11)                        $     -             -           -          2,155,623        -
   Interest                                        430,923      676,112      805,959        89,062      241,934
   Net appreciation (depreciation) in
    value of investments (note 8)                   -          (477,772)    (337,837)   (9,264,522)       -
   Other                                               100        -           -             -             -
                                              ------------    ---------    ---------    ----------    ---------
          Total investment income (loss)           431,023      198,340      468,122    (7,019,837)     241,934
                                              ------------    ---------    ---------    ----------    ---------
Contributions (note 3):
  Employer                                         379,987      225,733      371,640     2,065,026       97,069
  Employees                                      1,681,883      476,806      750,939     4,498,725      599,603
  Merged entities                                  149,300        -          191,779        -             -
                                              ------------    ---------    ---------    ----------    ---------
          Total contributions                    2,211,170      702,539    1,314,358     6,563,751      696,672
                                              ------------    ---------    ---------    ----------    ---------
Allocation of 40,137 shares of BB&T
 Financial Corp. common stock                       -             -           -             -             -
                                               -----------    ---------   ----------    ----------     --------
          Total additions                        2,618,181      891,214    1,772,759      (542,685)     932,823
                                               -----------    ---------   ----------    ----------     --------

Deductions from net assets attributed to:
 Withdrawals (note 6)                             (502,933)    (200,180)    (333,828)   (1,242,255)    (123,636)
 Administrative expenses (note 11)                 (26,862)      (9,965)     (14,165)     (179,518)     (11,878)
 Interest expense                                   -             -           -             -             -
 Allocation of 40,137 shares of BB&T
  Financial Corp. common stock                      -             -           -             -             -
Net transfers of assets among funds             (1,669,459)    (630,238)     306,208     2,448,592     (449,609)

Net assets available for plan benefits:
 Beginning of year                              12,609,022    4,315,232    5,252,202    59,694,382    3,608,918
                                                ----------    ---------    ---------    ----------    ---------
 End of year                                  $ 13,335,415    4,332,353    6,917,324    60,100,609    3,962,401
                                                ==========    =========    =========    ==========    =========
                                                                1994
                                                   -------------------------------
                                                           ESOP
                                                   ----------------------
                                                   Allocated  Unallocated    Total
                                                   ---------  -----------    -----
Additions to net assets attributed to:
 Investment income (loss):
   Dividends (note 11)                        $     87,543      191,667    2,434,833
   Interest                                         -             -        2,243,990
   Net appreciation (depreciation) in
    value of investments (note 8)                   28,107   (1,229,113) (11,281,137)
   Other                                            14,688       13,305       28,093
                                                 ---------    ---------   ----------
          Total investment income (loss)           130,338   (1,024,141)  (6,574,221)
                                                 ---------    ---------   ----------

Contributions (note 3):
  Employer                                          -         1,463,500    4,602,955
  Employees                                         -             -        8,007,956
  Merged entities                                   -             -          341,079
                                                 ---------    ---------   ----------
          Total contributions                       -         1,463,500   12,951,990
                                                 ---------    ---------   ----------

Allocation of 40,137 shares of BB&T
 Financial Corp. common stock                      887,463        -          887,463
                                                 ---------    ---------   ----------
          Total additions                        1,017,801      439,359    7,265,232
                                                 ---------    ---------   ----------

Deductions from net assets attributed to:
 Withdrawals (note 6)                             (269,599)    (143,533)  (2,815,964)
 Administrative expenses (note 11)                 (14,688)     (13,305)    (270,381)
 Interest expense                                   -          (344,300)    (344,300)
 Allocation of 40,137 shares of BB&T
  Financial Corp. common stock                      -          (887,463)    (887,463)
Net transfers of assets among funds                 (5,494)       -           -

Net assets available for plan benefits:
 Beginning of year                               1,387,684    2,476,385   89,343,825
                                                 ---------    ---------   ----------
 End of year                                  $  2,115,704    1,527,143   92,290,949
                                                 =========    =========   ==========

See accompanying notes to financial statements.

                   SAVINGS AND THRIFT PLAN FOR THE EMPLOYEES
                      OF BRANCH BANKING AND TRUST COMPANY

Statements of Changes in Net Assets Available for Plan Benefits, with Fund Information, Continued

             For the years ended December 31, 1994, 1993 and 1992

                                                                                               1993
                                             ---------------------------------------------------------------------------------------
                                                                                                 BB&T
                                                                                               Financial
                                                  Money         Fixed                         Corporation             Bank
                                                  market        income       Equity           common stock         investment
                                                  fund          fund         fund                fund               contracts
                                                  ----          ----         ----                ----               --------
Additions to net assets attributed to:
 Investment income (loss):
   Dividends (note 11)                        $     -            -              -               1,654,300               -
   Interest                                        347,146      12,132         55,021              68,843             258,111
   Net appreciation in value of
    investments (note 8)                            -          107,163        261,507           2,634,745               -
   Other                                            -            -              -                   -                   -
                                              ------------   ---------      ---------          ----------           ---------
          Total investment income                  347,146     119,295        316,528           4,357,888             258,111
                                              ------------   ---------      ---------          ----------           ---------
Contributions (note 3):
  Employer                                         379,301     180,971        231,426           1,783,762              96,090
  Employees                                      1,359,339     314,869        446,373           3,331,219             177,128
  Merged entities                                2,368,873       -              -                   -                    -
                                              ------------   ---------      ---------          ----------           ---------
          Total contributions                    4,125,513     495,840        677,799           5,114,981             273,218
                                              ------------   ---------      ---------          ----------           ---------
Allocation of 31,873 shares of BB&T
 Financial Corp. common stock                       -            -              -                  -                    -
                                               -----------   ---------     ----------          ----------            --------
          Total additions                        4,472,659     615,135        994,327           9,472,869             531,329
                                               -----------   ---------     ----------          ----------            --------

Deductions from net assets attributed to:
 Withdrawals (note 6)                             (670,021)    (75,133)      (129,682)           (806,487)            (46,481)
 Administrative expenses (note 11)                 (39,142)    (11,694)       (13,291)           (147,528)            (12,084)
 Interest expense                                   -            -              -                  -                    -
 Allocation of 31,873 shares of BB&T
  Financial Corp. common stock                      -            -              -                  -                    -
Net transfers of assets among funds             (3,928,567)    328,963        622,472           3,132,499            (155,367)

Net assets available for plan benefits:
 Beginning of year                              12,774,093   3,457,961      3,778,376          48,043,029           3,291,521
                                               -----------   ---------      ---------          ----------           ---------
 End of year                                $   12,609,022   4,315,232      5,252,202          59,694,382           3,608,918
                                               ===========   =========      =========          ==========           =========
                                                          ESOP
                                              ----------------------------
                                              Allocated        Unallocated            Total
                                              ---------        -----------            -----
Additions to net assets attributed to:
 Investment income (loss):
   Dividends (note 11)                      $      43,620        169,628            1,867,548
   Interest                                         -              -                  741,253
   Net appreciation in value of
    investments (note 8)                          422,104         29,416            3,454,935
   Other                                            4,431          7,784               12,215
                                                ---------     ----------          -----------
          Total investment income                 470,155        206,828            6,075,951
                                                ---------     -----------         -----------

Contributions (note 3):
  Employer                                          -          1,141,228            3,830,778
  Employees                                         -            -                  5,628,928
  Merged entities                                   -            -                  2,368,873
                                                ---------      ---------           ----------
          Total contributions                       -          1,141,228           11,828,579
                                                ---------      ---------           ----------

Allocation of 31,873 shares of BB&T
 Financial Corp. common stock                      675,075       -                    675,075
                                                ----------     ---------            ---------
          Total additions                        1,145,230     1,348,056           18,579,605
                                                ----------     ---------            ---------

Deductions from net assets attributed to:
 Withdrawals (note 6)                             (124,205)     (184,572)          (2,036,581)
 Administrative expenses (note 11)                  (7,870)       (7,784)            (239,393)
 Interest expense                                   -           (308,632)            (308,632)
 Allocation of 31,873 shares of BB&T
  Financial Corp. common stock                      -           (675,075)            (675,075)
Net transfers of assets among funds                 -               -                   -

Net assets available for plan benefits:
 Beginning of year                                374,529      2,304,392           74,023,901
                                                ---------      ---------           ----------
 End of year                                $   1,387,684      2,476,385           89,343,825
                                                =========      =========           ==========

See accompanying notes to financial statements.

                   SAVINGS AND THRIFT PLAN FOR THE EMPLOYEES
                      OF BRANCH BANKING AND TRUST COMPANY

Statements of Changes in Net Assets Available for Plan Benefits, with Fund Information, Continued

             For the years ended December 31, 1994, 1993 and 1992

                                                                                               1992
                                             ---------------------------------------------------------------------------------------
                                                                                                BB&T
                                                                                              Financial
                                                  Money         Fixed                        Corporation               Bank
                                                  market        income       Equity          common stock            investment
                                                  fund          fund         fund                 fund               contracts
                                                  ----          ----         ----                 ----               --------
Additions to net assets attributed to:
 Investment income:
   Dividends (note 11)                        $     -            -              -               1,246,425               -
   Interest                                         459,883     26,268         15,077              42,449             219,901
   Net appreciation in value of
    investments (note 8)                            -          159,458        177,964          13,449,718               -
   Other                                            -            -              -                     600               -
                                              ------------   ---------      ---------          ----------           ---------
          Total investment income                  459,883     185,726        193,041          14,739,192             219,901

Contributions (note 3):
  Employer                                         467,686     148,136        188,844           1,317,197              84,840
  Employees                                      1,926,557     267,845        386,515           2,666,480             182,644
  Merged entities                                2,824,562       -              -                  57,550                -
                                              ------------   ---------      ---------          ----------           ---------
          Total contributions                    5,218,805     415,981        575,359           4,041,227             267,484
                                              ------------   ---------      ---------          ----------           ---------

Allocation of 10,654 shares of BB&T
 Financial Corp. common stock                       -            -              -                  -                    -
                                               -----------   ---------     ----------          ----------            --------
          Total additions                        5,678,688     601,707        768,400          18,780,419             487,385
                                               -----------   ---------     ----------          ----------            --------

Deductions from net assets attributed to:
 Withdrawals (note 6)                             (572,237)   (326,924)      (164,635)         (1,279,385)            (56,002)
 Administrative expenses (note 11)                 (24,902)     (5,082)        (5,801)            (71,067)             (5,687)
 Interest expense                                   -            -              -                  -                    -
 Allocation of 10,654 shares of BB&T
  Financial Corp. common stock                      -            -              -                  -                    -
Net transfers of assets among funds            (4,032,966)     424,131        414,231           2,667,228             535,279

Net assets available for plan benefits:
 Beginning of year                             11,725,510    2,764,129      2,766,181          27,945,834           2,330,546
                                              -----------    ---------      ---------          ----------           ---------
 End of year                                  $12,774,093    3,457,961      3,778,376          48,043,029           3,291,521
                                              ===========    =========      =========          ==========           =========

See accompanying notes to financial statements.


                                                          ESOP
                                              ----------------------------
                                              Allocated        Unallocated            Total
                                              ---------        -----------            -----
Additions to net assets attributed to:
 Investment income:
   Dividends (note 11)                             10,792        138,342            1,395,559
   Interest                                         -              -                  763,578
   Net appreciation in value of
    investments (note 8)                          136,404      1,514,437           15,437,981
   Other                                            3,273         24,558               28,431
                                                ---------     ----------          -----------
          Total investment income                 150,469      1,677,337           17,625,549
                                                ---------     -----------         -----------

Contributions (note 3):
  Employer                                          -            847,755            3,054,458
  Employees                                         -            -                  5,430,041
  Merged entities                                   -            -                  2,882,112
                                                ---------      ---------           ----------
          Total contributions                       -            847,755           11,366,611
                                                ---------      ---------           ----------

Allocation of 10,654 shares of BB&T
 Financial Corp. common stock                      216,566       -                    216,566
                                                ----------     ---------            ---------
          Total additions                          367,035     2,525,092           29,208,726
                                                ----------     ---------            ---------

Deductions from net assets attributed to:
 Withdrawals (note 6)                              (14,983)     (156,514)          (2,570,680)
 Administrative expenses (note 11)                  (2,754)       (6,397)            (121,690)
 Interest expense                                   -           (280,527)            (280,527)
 Allocation of 10,654 shares of BB&T
  Financial Corp. common stock                      -           (216,566)            (216,566)
Net transfers of assets among funds                (7,903)          -                   -

Net assets available for plan benefits:
 Beginning of year                                 33,134        439,304           48,004,638
                                                ---------      ---------           ----------
 End of year                                      374,529      2,304,392           74,023,901
                                                =========      =========           ==========

                   SAVINGS AND THRIFT PLAN FOR THE EMPLOYEES
                      OF BRANCH BANKING AND TRUST COMPANY

                         Notes to Financial Statements

                          December 31, 1994 and 1993

(1)  Formation of the Plan and Summary of Significant Accounting Principles
     ----------------------------------------------------------------------

     (a)  Formation of the Plan
          ---------------------

     The Savings and Thrift Plan for the Employees of Branch Banking and Trust Company (the "Plan") is sponsored by Branch Banking and Trust Company (the "Bank"). The Plan was established July 1, 1982 for the purpose of promoting the future economic welfare of the Bank's employees.

     The Employee Stock Ownership Plan ("ESOP") is sponsored by the Bank's parent, BB&T Financial Corporation ("BB&T"). ESOPs were established in 1991 as leveraged plans for the employees of the Gate City Federal Savings and Loan Association and the Albemarle Savings and Loan Association, both of which were acquired by BB&T during 1991. An ESOP was also established in 1992 as a leveraged plan for the employee of Peoples Federal Savings and Loan Association. During 1993, ESOPs were established as leveraged plans for the employees of Carolina Savings Bank. Edenton Savings and Loan Association, Mutual Savings Bank of Rockingham, and Citizens of Mooresville, all of which were acquired BB&T in 1993. The ESOP is a separate fund of the Plan and is only for the employees of these acquired institutions.

     (b)  Basis of Presentation
          ---------------------

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     The ESOP purchased BB&T common shares using the proceeds of notes payable to BB&T (see note 10), and holds the stock in a trust established under the Plan. The notes are to be repaid over a period of five years by Bank contributions to the trust fund. As the ESOP makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code. Shares vest fully upon allocation.

     The notes are collateralized by the unallocated shares of stock and are guaranteed by the Bank. BB&T Financial Corporation has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

          (a) the accounts of employees with vested rights in allocated stock (Allocated), and

          (b)  stock not yet allocated to employees (Unallocated).

     (c)  Investments in Securities
          -------------------------

     Investments in securities are stated at fair value. The fair value of marketable securities is based on published quotations obtained from national securities exchanges. Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities. Bank investment contracts are stated at contract value.

     Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

                   SAVINGS AND THRIFT PLAN FOR THE EMPLOYEES
                      OF BRANCH BANKING AND TRUST COMPANY

                   Notes to Financial Statements, Continued

(1)  Formation of the Plan and Summary of Significant Accounting Principles,
     -----------------------------------------------------------------------
     Continued
     ---------

     (d) Investments in Participant Loans
         --------------------------------

     Investments in participant loans are stated at cost. Adjustments necessary to reflect the fair value of the loans would not be material to the financial statements.

     (e)  Accounting Developments
          -----------------------

     The AICPA has issued Statement of Position (SOP) 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans. The SOP specifies the accounting for health and welfare benefit plans and defined-contribution pension plans for investment contracts issued by either an insurance enterprise or other entity. Defined-contribution plans, including both health and welfare and pension plans, should report investment contracts with fully benefit-responsive features at contract value and other investment contracts at fair value. The SOP also permits health and welfare benefit plans and defined contribution pension plans to report contracts that incorporate mortality or morbidity risk at contract value.

     A fully benefit-responsive investment contract provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidating transfers, loans or hardships withdrawals initiated by plan participants. The SOP provides further guidance, including examples of contract terms that fully benefit-responsive.

     This SOP is effective for financial statements for the plan years beginning after December 15, 1994, except that the application of this SOP to investment contracts entered into before December 31, 1993, is delayed to plan years beginning after December 15, 1995. Earlier application is encouraged.

(2)  Participation in Plan
     ---------------------

     The Plan covers all employees who meet the age and service requirements. Under the terms of the Plan, employees are eligible to participate in the Plan at age 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

     The employees of the aforementioned acquired institutions are the only participants in the ESOP.

(3)  Contributions
     -------------

     Contributions to the Plan are made monthly by employees in amounts equal to whole percentages, from 1% to 16%, of their monthly compensation. The Bank makes matching contributions of 100% of the first 2%, and 50% of the next 4% of each participant's compensation contributed to the Plan.

                   SAVINGS AND THRIFT PLAN FOR THE EMPLOYEES
                      OF BRANCH BANKING AND TRUST COMPANY

                   Notes to Financial Statements, Continued

(4)  Vesting and Termination of Plan
     -------------------------------

     Participants are fully vested in their accounts at all times. Although it has not expressed an intent to do so, the Bank has the right to discontinue its contributions at any time or to terminate the Plan. In the event of Plan termination, the assets would be distributed in accordance with the Plan documents.

(5)  Investment Election
     -------------------

     The Plan offers five investment options for employee contributions: the Money Market fund, the Fixed income fund, the Equity fund, Bank investment contracts (which invest in five year guaranteed income contracts of the Bank) and the BB&T Financial Corporation common stock fund. Each participant may elect to direct employee and employer contributions to any combination of the funds. Participants may change their investment elections once each quarter.

     The Plan permits a participant to borrow up to 50% of his or her account balance, but not more than the lesser of one-half of the value of the account balance, not to exceed $50,000, or $50,000 minus the participant's highest outstanding loan amount of the prior twelve months. The minimum loan amount is $1,000. Only one loan can be made during any Plan year and a participant may have only one loan outstanding at any time. The interest rate to be paid on the amounts borrowed is equal to the Bank's prime lending rate plus one percent at the time of the loan.

(6)  Withdrawals
     -----------

     Under terms of the Plan, a participant is allowed to withdraw certain funds from his account twice a year. Upon retirement, a participant may elect to have distributions paid from his account in (1) installments over a period not to exceed the longer of fifteen years, the participant's life expectancy, or the life expectancy of the participant and beneficiary, (2) a lump sum, or (3) any combination of the two.

(7)  Determination of Participants' Account Balances
     -----------------------------------------------

     Participants' account balances are determined monthly as follows:

     (a) Employee and matching employer contributions for each month are added to the participants' accounts for each type of investment fund.

     (b)  Participants' accounts are reduced by amounts withdrawn.

     (c) Earnings from each investment fund are allocated within that fund as specified by the Plan. Income earned in the Fixed Income Fund or the Equity Fund is added to the principal of the Fund and reinvested as a part thereof. Dividends received on BB&T Financial Corporation common stock are credited to participants' accounts based on the number of shares of stock held for each participant electing to invest in stock. Earnings from other investments are allocated based upon the ratio that each participant's adjusted account balance as defined by the Plan bears to the total of all participants' account balances.

                   SAVINGS AND THRIFT PLAN FOR THE EMPLOYEES
                      OF BRANCH BANKING AND TRUST COMPANY

                   Notes to Financial Statements, Continued

(8)  Investments
     -----------

     The Plan's investments are administered by the Bank's Trust Division. The appreciation (depreciation) in value of the Plan's investments (including investments bought and sold as well as held during the year) is as follows:

                                           Net appreciation (depreciation)
                                        ------------------------------------
                                            1994         1993        1992
                                        -----------   ---------   ----------
          Common stock                 $(10,465,528)  3,086,265   15,150,559
          Mutual funds                     (815,609)    368,670      287,422
                                        -----------   ---------   ----------
                                       $(11,281,137)  3,454,935   15,437,981
                                        ===========   =========   ==========

     At December 31, 1994 and 1993 the following investments exceeded five percent of Plan net assets:

                                            1994                       1993
                                   -----------------------    -----------------------
                                    Shares,                    Shares,
                                   par value    Current       par value    Current
                                    or units     value         or units     value
                                   ----------  -----------    ----------  -----------
     BB&T Financial Corporation
       common stock                 2,349,732  $65,792,496     2,006,713  $67,222,447
     BB&T U.S. Treasury Money
       Market Fund, 4.91%
       and 2.43% at December 31,
       1994 and 1993, respectively 12,703,473   12,703,473    12,101,446   12,101,446
     Branch Banking and Trust
       Company Growth and
       Income Stock Fund              589,469    6,307,322       439,116    4,957,622

     Included above, at December 31, 1994 and 1993, respectively, are approximately 75,448 and 31,873 shares of the ESOP's BB&T Financial Corporation common stock which were allocated to the participants' accounts with the remaining 171,131 and 192,372 shares being unallocated.

(9)  Federal Income Taxes
     --------------------

     The Internal Revenue Service issued its latest determination letter on January 6, 1987 which stated that the Plan and its underlying trust qualify, in form, under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan and its underlying trust have been amended to conform with current tax law changes. The amended plan instruments will be submitted to the Internal Revenue Service for a letter of determination that the Plan continues to qualify as exempt from Federal taxes. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

                   SAVINGS AND THRIFT PLAN FOR THE EMPLOYEES
                      OF BRANCH BANKING AND TRUST COMPANY

                   Notes to Financial Statements, Continued

(10) Notes Payable
     -------------

     The notes payable to BB&T Financial Corporation consist of notes in the original amount of $6,018,871. Proceeds from the notes were used by the ESOP to purchase common stock of BB&T Financial Corporation. The note for the Gate City and Albemarle ESOP bears interest at 9% and is payable annually. The principal balance is to be repaid in monthly installments with the final payment due in July 1996. The ESOP note for Peoples Federal bears interest at 9% and is payable annually. The principal balance is to be repaid in monthly installments with the final payment due in June 1997. The ESOP note for Carolina Savings Bank and Edenton Savings and Loan Association bears interest at 7% and is payable annually. The principal balance is to be repaid in monthly installments with the final payment due in May 1998. The ESOP note for Mutual Savings of Rockingham bears interest at 7% and is payable annually. The principal balance is to be repaid in monthly installments with the final payment due in October 1998. The ESOP note for Citizens of Mooresville bears interest at 7% and is payable annually. The principal balance is to be repaid in monthly installments with the final payment due in November 1998.

     The debt is guaranteed by the Bank and secured by the unallocated shares of BB&T Financial Corporation common stock.

(11) Related Party Transactions
     --------------------------

     During the years ended December 31, 1994, 1993 and 1992, the Plan purchased 459,071, 378,204 and 327,000 shares, respectively, of BB&T Financial Corporation common stock at a cost of $12,831,789, $11,651,602 and $8,744,712, respectively. In addition, 109,817,78,398 and 54,885 shares were distributed during 1994, 1993 and 1992, respectively, to employees who withdrew their vested interests. The Plan received cash dividends of $2,434,833, $1,867,548 and $1,395,559 on its investment in BB&T Financial Corporation common stock during 1994, 1993 and 1992, respectively.

     Included in plan assets are mutual funds sponsored by the Bank, guaranteed income contracts issued by the Bank, and cash on deposit at the Bank.

     The cost of administrative services rendered by the Bank's Trust Division for the years ended December 31, 1994, 1993 and 1992 was $270,381, $239,393
     and $121,690, respectively.

(12) Subsequent Event
     ----------------

     On August 1, 1994, BB&T and Southern National Corporation ("SNC") jointly announced the signing of a definitive agreement to merge. The merger was subsequently consummated on February 28, 1995, through the issuance of 1.45 shares of SNC common stock for each outstanding share of BB&T common stock.

                   SAVINGS AND THRIFT PLAN FOR THE EMPLOYEES
                      OF BRANCH BANKING AND TRUST COMPANY


          Item 27a - Schedule of Assets Held for Investment Purposes


                               December 31, 1994




    Par value                       Identity of party and                                  Fair
    or shares                       description of assets              Cost                value
   ----------                       ---------------------              -----               ------

  12,703,473             *BB&T U.S. Treasury Money Market Fund
                            4.91% at December 31, 1994                $ 12,703,473         12,703,473

     440,817             *Branch Banking and Trust Company
                            Intermediate U.S. Government Bond Fund       4,406,459          4,042,294

     589,469             *Branch Banking and Trust Company
                            Growth and Income Stock Fund                 6,234,899          6,307,322

   2,349,732             *BB&T Financial Corporation Common Stock       53,499,174         65,792,496

   2,672,225             Participant Loans, varying maturities, rates
                            ranging from 7.00% to 11.00%                 2,672,225          2,672,225

   3,813,747             *5-Year Bank Investment Contracts 5.30%
                            to 8.15% at December 31, 1994                3,813,747          3,813,747
                                                                        ----------         ----------
                                                                      $ 83,329,977         95,331,557
                                                                        ==========         ==========

*Denotes party-in-interest

                   SAVINGS AND THRIFT PLAN FOR THE EMPLOYEES
                      OF BRANCH BANKING AND TRUST COMPANY

              Item 27d - Schedule of Reportable Transactions (1)

                               December 31, 1994

                                                        Aggregate
                                                         selling         Aggregate
                                       Aggregate         price or          cost
                                       purchase          maturity        of asset          Net
Identity of party and                    price           proceeds        sold or        realized
description of assets                    (2) (3)           (2) (3)        matured      gain (loss)
- ---------------------                  --------          --------        --------      -----------
BB&T Financial Corporation
    common stock                     $ 12,831,789       4,184,435       3,462,283        722,152

BB&T U.S. Treasury Money
    Market Fund                         8,789,048       8,187,941       8,187,941           -

(1) This schedule presents transactions in any security where the aggregate of transactions in that security exceeds five percent of plan assets at January 1, 1994.

(2) The value of securities at the time of purchase or sale is the market value.

(3) Brokerage commissions are included in purchase prices and deducted from sales proceeds.